UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1        Results of Annual Meeting

The annual general meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on May 3, 2017 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 4,537,374.50 of the Company's share capital and 45,373,745 votes, respectively, were represented at the Annual Meeting.

Results of the Annual Meeting were as follows:

•	The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

•	Adoption of the proposal that the annual reports of the Company should be prepared and presented in English by 44,299,326 votes in favour, and with 3,825 votes against and 1,070,594 abstentions.

•	Adoption of the Company’s annual report by 44,298,826 votes in favour, and with 4,325 votes against and 1,070,594 abstentions.

•	Adoption of the proposal to carry forward the profit of USD $2.032 million for the accounting year 2016 by transfer to the accumulated deficit by 44,297,895 votes in favour, and with 4,692 votes against and 1,071,158 abstentions.

•	Approval of the discharge of the board of directors and the management board by 44,295,045 votes in favour, 6,002 against and 1,072,698 abstentions.

•	Election of members to the board of directors:

Re-election of the following members to the board of directors:

•	Florian Schönharting

•	Torsten Goesch

•	Duncan Moore

•	Grant Hellier Lawrence

•	Jakob Mosegaard Larsen

The nominated candidates were elected with 27,930,388 votes in favour, 5,831 against and 17,437,526 abstentions.

•	Re-election of Ernst & Young P/S as the Company’s independent registered public accounting firm with 44,937,861 votes in favour, 2,625 against and 453,259 abstentions.

Additional information with respect to the Annual Meeting is available on the Company’s website, including:

1.	The notice to convene the Annual Meeting;

2.	The audited statutory Annual Report; and

3.	Share capital and voting rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer